   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996


                                                      REGISTRATION NO. 333-14441
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                   Post-Effective Amendment No. 1 on Form S-3

                                       to
                                    Form S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                         GT INTERACTIVE SOFTWARE CORP.
             (Exact name of registrant as specified in its charter)

           DELAWARE                             7372                            13-3689915
(State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
incorporation or organization)       Classification Code Number)            Identification No.)

                              16 EAST 40TH STREET,
                            NEW YORK, NEW YORK 10016
                                 (212) 726-6500

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               RONALD CHAIMOWITZ,
                              16 EAST 40TH STREET,
                            NEW YORK, NEW YORK 10016
                                 (212) 726-6500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------
                                   COPIES TO:

                              DAVID P. LEVIN, ESQ.
                       KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                      ------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [ ]
                      ------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                 SUBJECT TO COMPLETION, DATED DECEMBER 20, 1996


                                      LOGO
                                3,458,375 SHARES

                                  COMMON STOCK


     The 3,458,375 shares (the "Shares") of Common Stock offered hereby are being sold by the holders thereof (the "Selling Stockholders"). GT Interactive Software Corp. ("GTIS" or the "Company") has agreed to pay the expenses of this offering but will not receive any of the proceeds from the sale of the Shares offered hereby. The aggregate proceeds to the Selling Stockholders will be the purchase price of the Shares sold, less the aggregate brokers' and dealers' discounts, commissions and concessions, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution" and "Selling Stockholders." The Common Stock is listed on the Nasdaq National Market under the symbol "GTIS." On December 19, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $7 3/4 per share.


     The Shares were originally issued as consideration to the Selling Stockholders in connection with the acquisition by the Company of Humongous Entertainment, Inc. The Shares may be sold from time to time by the Selling Stockholders in transactions in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. The Selling Stockholders and any dealers, brokers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any commissions or discounts received by any such dealers, brokers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments which the Selling Stockholders may be required to make in respect thereof. See "Plan of Distribution."

                             ---------------------

           THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                            SEE "RISK FACTORS" AT PAGE 6.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is               , 1996.

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------


     The Company was incorporated in Delaware in September 1992 and commenced operations in February 1993. Unless the context otherwise provides, as used in this Prospectus "GTIS" or the "Company" refers to GT Interactive Software Corp. and its wholly owned subsidiaries. The Company's principal executive offices are located at 16 East 40th Street, New York, New York 10016, and its telephone number is (212) 726-6500. The Company's home page can be accessed on the World Wide Web at http://www.gtinteractive.com. Information contained in the Company's Web site shall not be deemed to be part of this Prospectus.

     The mark "GT" in stylized form is a trademark of the Company. This Prospectus also includes product names, trademarks and trade names of companies other than GTIS which are the property of their respective companies. Humongous Entertainment, Inc. products are not in any manner affiliated with Putt-Putt Golf Courses of America, Inc.


                             ADDITIONAL INFORMATION



     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Common Stock is quoted for trading on the Nasdaq National Market, and the Registration Statement and such reports, and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006.



     The Company has filed with the Commission, a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, with respect to any contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. Copies of the Registration Statement and exhibits may be inspected without charge at the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of fees prescribed by the Commission, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement, including all exhibits and schedules, and such reports and other information may also be accessed electronically by means of the Commission's site on the World Wide Web at http://www.sec.gov. The Company has been an electronic filer since the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are by this reference incorporated in and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (File No. 0-27338); (ii) the

Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Current Reports on Form 8-K dated June 24, 1996, July 10, 1996 and November 5, 1996; (iv) the description of the Company's capital stock set forth in its Registration Statement under the Exchange Act on Form 8-A filed with the Commission on November 30, 1995, and (v) the Index to Consolidated Financial Statements and the respective financial statements (and the notes thereto) of the Company, WizardWorks Group and Slash Corporation, and the financial statement schedule of the Company, set forth on pages F-1 through F-38 in the Prospectus included in the Company's Registration Statement on Form S-1 (Registration No. 333-14441) at effectiveness.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference herein and to be part of this Prospectus from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request, a copy of any or all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to GT Interactive Software Corp., Attention: Andrew Gregor, 16 East 40th Street, New York, New York 10016. Telephone Number: (212) 726-6500.

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" appearing elsewhere in this Prospectus or incorporated herein by reference and Consolidated Financial Statements and notes thereto incorporated herein by reference. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."


                                  THE COMPANY

     GT Interactive Software Corp. creates, publishes and merchandises interactive entertainment, edutainment and value-priced consumer software for a variety of platforms on a world-wide basis. Similar to major film studios and record companies, the Company employs a portfolio approach to achieve a broad base of products across most major consumer software categories. Recognizing that software distribution capabilities attract publishing content, the Company has used its strong distribution to build its current position as a leader in the consumer software publishing business. According to PC Data, in the first eight months of 1996 the Company had achieved the industry's highest market share in number of units sold in the PC software games category. The Company has experienced significant growth in its published front-line titles, growing from 5 titles released in 1994 to 24 titles released in 1995 to 57 titles released during the nine months ended September 30, 1996.

     The Company's current strategy is to obtain new software content by blending its in-house development capabilities with the multi-title publishing relationships it has established with independent software developers and content providers. To that end, the Company completed several acquisitions of leading software companies in 1995 and 1996 which have increased its internal software development capabilities and publishing base. In July 1996, the Company acquired Humongous, a premier developer and publisher of award-winning children's software, which has become the centerpiece of its edutainment business. In addition, the Company acquired WizardWorks, a developer and publisher of value-priced software, and FormGen, a publisher of interactive PC shareware and software. These 1996 acquisitions supplemented the Company's 1995 acquisition of Slash, a publisher, purchaser, repackager and distributor of value-priced software.

     The Company has established multi-title software publishing relationships with a wide range of leading content providers, including id Software, a developer of 3-D action games, such as Quake, Doom, Doom II and Hexen; 3D Realms, the creator of the best-selling Duke Nukem 3D; Williams, an arcade game developer whose titles include Mortal Kombat 3, NBA Hang Time and War Gods; and Scavenger, the developer of Scorcher, Amok and Into The Shadows. The Company has also entered into multi-title relationships with edutainment content providers such as Mercer Mayer, a leading children's author and the creator of The Little Critter books, and Stan and Jan Berenstain, the creators of The Berenstain Bears series.

     The Company believes that it is currently the largest distributor of consumer software to mass merchants in the United States. The Company is the primary supplier of its own and third party consumer software to approximately 2,245 Wal-Mart stores and approximately 739 Target stores and supplies value-priced software under specially designed programs to approximately 2,149 Kmart stores. In addition, the Company has established direct selling relationships for its own published software with a variety of major retailers, including Sam's Club, Price-Costco, CompUSA, Best Buy, Egghead and Computer City, at approximately 20,000 locations nationwide.

     The Company believes that significant growth opportunities exist in international markets and across a variety of next generation platforms. In order to exploit international markets, in January 1995, the Company established a software publishing operation in London, England, with responsibility for European markets and is currently publishing, marketing and distributing its consumer software products in over 35 countries world-wide. The Company believes that it is well positioned to take advantage of existing and emerging next generation platforms. Recently, GTIS successfully launched Doom for the Sony PlayStation in Europe and Japan. In addition, the Company released Quake for PCs in Europe in August 1996, where it was the number one selling title upon its release.

                              RECENT DEVELOPMENTS


     On December 3, 1996, the Company announced that it expected net revenues for its fourth fiscal quarter ending December 31, 1996 to be below analysts' expectations, and that based on recent sales data, the Company expected net revenues for its fourth quarter to be in a range of between $115 and $125 million. The Company also stated that it expected pre-tax income for the fourth quarter to be below analysts' expectations. The Company cited as major factors for its expectations a widespread weakness in the PC specialty retail market exemplified by the pending Chapter 7 proceeding of Neostar Retail Group, Inc. ("Neostar"); lower-than-anticipated demand for new releases, even those in the "mega-hit" category; and unanticipated delays in the shipment of certain of the Company's software titles which were scheduled to reach the market in the quarter. The Company stated that analysis of recent sales data through Thanksgiving weekend indicated that the specialty retail channel, which comprises a majority of industry sales, is showing an onset of weakness on a scale that is widespread and unexpected and that going into 1997 it is taking a conservative view of the domestic PC market.

                                  RISK FACTORS


     In addition to other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.


CUSTOMER CONCENTRATION AND CREDIT RISK

     The Company is the primary supplier of software to Wal-Mart Stores, Inc. ("Wal-Mart"), including titles published by the Company and products from other publishers. On a pro forma basis, giving effect to the acquisition of Slash Corporation ("Slash"), sales to Wal-Mart accounted for approximately 42% and 48% of the Company's net sales for 1994 and 1995, respectively, and 53% and 44% for the nine months ended September 30, 1995 and 1996, respectively. The Company's status as Wal-Mart's primary supplier is not based upon any written agreement or understanding. Accordingly, such status could be terminated at any time by Wal-Mart. In addition, Wal-Mart has dedicated, and the Company currently anticipates that Wal-Mart will continue to dedicate, the software department in a limited number of stores to other software distributors on a test basis. There can be no assurance that Wal-Mart will continue to use the Company as its primary supplier of consumer software, or at all. The loss of Wal-Mart as a customer, a significant decrease in product shipments to or an inability to collect receivables from Wal-Mart or any other adverse change in the Company's relationship with Wal-Mart would have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

     In June 1995 the Company acquired Slash, in June 1996 the Company acquired WizardWorks Group, Inc. ("WizardWorks") and Candel Inc., the parent company of FormGen, Inc. ("FormGen"), in July 1996 the Company acquired Humongous Entertainment, Inc. ("Humongous") and in November 1996 the Company acquired the business of Warner Interactive Entertainment Europe ("Warner Interactive Europe"). The Company undertook these acquisitions to expand its publishing and distribution capabilities with the assumption that the combined entity would be better able to take advantage of market opportunities than if each of the companies were operated individually. This synergy will depend in part on the ability of the Company to retain in-house publishing staffs and third-party relationships and to utilize distribution, sales and marketing capabilities. The Company is in the process of integrating the acquired companies by consolidating certain operations, offices and facilities, and combining administrative, accounting, sales and marketing and distribution functions. The integration of these acquired companies will involve, among other things, the opening of new facilities or the expansion of existing facilities, the expansion of accounting systems, controls and procedures, the increase in warehouse and distribution capabilities, the closing of redundant facilities and the elimination of duplicate personnel. The Company is in the early stages of integrating certain of the acquired companies and there can be no assurance that the integration will be completed without disrupting the Company's business. Should the Company not be able to achieve such integration in a timely manner or in a coordinated fashion, it could materially and adversely affect the Company's business, operating results or financial condition.

     The Company believes that its future growth will depend, in part, on its ability to continue to identify, acquire and integrate companies which have software development and publishing capabilities. While the Company reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation or discussion, the Company presently has no commitments or understandings with respect to any material acquisitions and there can be no assurance that the Company will be successful in identifying and acquiring suitable acquisition candidates. If any such acquisition candidates are identified, there can be no assurance that the Company will be successful in financing such acquisitions, negotiating terms favorable to the Company, consummating such acquisitions or integrating the acquired businesses into the Company's operations. Moreover, in connection with any such acquisitions, the Company may be required to incur indebtedness or assume other liabilities which could have a material adverse effect on the Company's operating results, liquidity and capital resources, or to issue shares of its capital stock which could result in dilution to stockholders.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY


     The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including fluctuations in the mix of products with varying profit margins sold by the Company, the size and timing of acquisitions, the size and growth rate of the consumer software market, market acceptance of the Company's products (including the Company's published and third-party distributed titles) and those of its competitors, development and promotional expenses relating to the introduction of new products or enhancements of existing products, projected and actual changes in computing platforms, the timing and success of product introductions by the Company and its competitors, product returns, changes in pricing policies by the Company and its competitors, the accuracy of retailers' forecasts of consumer demand, the timing of orders from major customers, order cancellations and delays in shipment. In addition, delays in the introduction of the Company's front-line titles could result in material fluctuations of the Company's operating results. The Company has experienced, and expects to experience in the future, significant fluctuations in its quarterly net sales and operating results as a result of such factors. In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's business, operating results and financial condition. Products are generally shipped as orders are received and, accordingly, the Company operates with little backlog. The Company's expense levels are based, in part, on its expectations regarding future sales and, as a result, operating results would be disproportionately adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Defective front-line published products may result in higher customer support costs and product returns. Further, the consumer software business is seasonal. Net sales are typically significantly higher during the fourth calendar quarter, due primarily to the increased demand for consumer software during the year-end holiday buying season. Net sales in other quarters are generally lower and vary significantly. Accordingly, the Company believes that period to period comparisons of operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. There can be no assurance that the Company will achieve consistent profitability on a quarterly or annual basis. Due to all of the foregoing factors, the Company's operating results in any quarter may be below the expectations of public market analysts and investors. In such event, the market price of the Company's Common Stock would likely be materially and adversely affected. See "-- Possible Volatility of Stock Price."


DEPENDENCE ON NEW PRODUCT AND PRODUCT ENHANCEMENT INTRODUCTIONS; PRODUCT DELAYS


     The Company's continued success in the publishing business depends on the timely introduction of successful new products or enhancements of existing products to replace declining revenues from older products. Consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. If revenues from new products or enhancements were to fail to replace declining revenues from existing products, the Company's business, operating results and financial condition could be adversely affected. The process of developing software products such as those offered by the Company is extremely complex and is expected to become more complex and expensive in the future as new platforms and technologies are addressed. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition, particularly in view of the seasonality of the Company's business. See "-- Reliance on Third-Party Software Developers; Reliance on Other Publishers," "-- Fluctuations in Quarterly Operating Results; Seasonality" and "Business -- GTIS Publishing."


RELIANCE ON THIRD-PARTY SOFTWARE DEVELOPERS; RELIANCE ON OTHER PUBLISHERS

     Although the Company has substantially increased, primarily through acquisitions, its internal software development capabilities in 1996, a significant portion of the Company's published products have been licensed from, or developed by, the Company in collaboration with independent software developers. Due primarily to the increased demand for consumer software programs, the payment of advances and guaranteed royalties to independent developers has increased and may continue to increase. As of September 30, 1996, the

Company had recorded approximately $57.4 million of royalty advances on its balance sheet. There can be no assurance that the release of products associated with such advances will not be delayed, which would delay the Company's ability to receive revenue to offset such advances or royalties, or that the sales of such products will be sufficient to cover the amount of such advances or royalty prepayments. The Company's success depends in part on its continued ability to obtain and renew product development agreements with independent software developers. As independent developers are in high demand, there can be no assurance that independent developers, including those which have developed products for the Company in the past, will be available to develop products for the Company in the future. For instance, the Company does not currently have any contractual agreement with id Software pursuant to which the Company has control over, or has been promised rights to, future products to be developed by id Software; such rights are negotiated on a title-by-title basis. Many independent developers have limited financial resources, which could expose the Company to the risk that such developers may go out of business prior to completing a project. In addition, because the Company's published products are often developed with outside developers, the Company cannot always control the timing of the introduction of its products. While the Company maintains production liaisons with independent developers, there can be no assurance that new products developed by third-party developers whose products are published by the Company will be introduced on schedule or at all or within acceptable quality guidelines or that they will achieve market acceptance. The Company's success is also dependent in part on its ability to obtain content for its products from external sources. There can be no assurance that the Company will be able to obtain or renew product development agreements, or to obtain such content, on favorable terms, or at all. Such agreements are terminable, in some cases without notice, upon the occurrence of one or more of the following events: those involving the bankruptcy or insolvency of either party to such agreements, the cessation of operations by either of such parties or the material breach of specified provisions of such agreements which breach is not cured within a designated timeframe. See "Business -- GTIS Publishing."

     The Company also distributes products on behalf of other publishers. There can be no assurance that the Company will obtain or renew any rights to distribute such products. Failure to retain or obtain such rights could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The GTIS Merchandising and Distribution Approach" and "-- GTIS Publishing."

CHANGING PRODUCT PLATFORMS

     The consumer software market is characterized by rapidly changing technology, particularly with respect to product platforms. The Company must continually anticipate the emergence of, and adapt its products to, popular platforms for consumer software. When the Company chooses to publish or develop a product for a new platform, it may be required to make a substantial development investment one to two years in advance of shipments of products on that platform. If the Company invests in the development of a product for a platform that does not achieve significant market penetration, the Company's planned revenues from that product will be adversely affected and it may not recover its development investment. If the Company does not choose to publish or co-develop for a platform that achieves significant market success, the Company's revenue growth may also be adversely affected. See "Business -- Industry Background" and "-- GTIS Publishing."

INTERNATIONAL SALES

     The Company began to broaden its international sales efforts in late 1994 by establishing relationships with software publishers and distributors in leading international markets. The Company expects that international sales will account for a significant portion of its net sales in the future. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, fluctuating exchange rates, potential political instability, difficulties installing and managing foreign operations and difficulty in collection of accounts receivable. In addition, acceptance of the Company's products in certain markets has required, and may in the future require extensive, time-consuming and costly modifications to localize the products for use in particular markets. Software piracy presents a particularly acute problem in certain international markets such as South America, the Middle East, the Pacific Rim and the Far East, and the laws of foreign jurisdictions may not protect the Company's proprietary rights to the same extent as the laws of the United States. There can be no assurance that these or other factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results and financial condition. See "Business -- GTIS Publishing" and "-- International."

RELIANCE ON HIT TITLES

     A significant percentage of the Company's net sales has been attributable to a limited number of hit titles. For example, sales of the Company's top five titles during 1995 and the first nine months of 1996 accounted for approximately 10% and 13% of the Company's net sales for such periods, respectively, and approximately 34% and 35% of the Company's published front-line product sales for such periods, respectively. The Company's business, operating results and financial condition could be materially and adversely affected if the Company does not publish an adequate number of hit titles in each fiscal quarter. See "Business -- GTIS Publishing."

COMPETITION

     The market for consumer software products is highly competitive. Only a small percentage of products introduced in the consumer software market achieve any degree of sustained market acceptance. Competition is based primarily upon price, access to retail shelf space, product enhancements, ability to operate on popular platforms, availability of titles, new product introductions, marketing support and distribution systems. Many of the companies with which the Company currently competes or may compete in the future have comparable or greater financial, technical, marketing, sales and customer support resources, larger and more seasoned internal development teams, greater name recognition and a larger customer base, than the Company. In addition, the Company believes that large software companies, media companies and film studios are increasing their focus on the interactive entertainment and edutainment software markets and, as a result of their financial and other resources, name recognition and customer base, may become significant competitors of the Company. Moreover, in a number of geographic markets, certain of the titles offered by the Company, including various hit titles, are offered on a limited number of platforms and compete with the same titles offered by the Company's competitors on other platforms. Current and future competitors with greater financial resources than the Company may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to software developers and licensors than the Company. The market is also extremely competitive with respect to access to third party developers and content providers. This competition is based primarily on breadth of distribution, development funding, reputation and royalty rates. To the extent that competitors maintain or achieve greater title portfolio breadth, title rights for popular platforms, or access to third party developers and content providers, or price, shelf access, marketing support, distribution or other selling advantages, the Company could be materially and adversely affected. In addition, several competitors of the Company have recently sought to expand their distribution capabilities. New hardware platforms and electronic delivery systems may be introduced into the software market and potential new competitors may enter the software development and distribution market, resulting in greater competition for the Company. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. In addition, as part of its value-added distribution program, the Company seeks to provide its mass merchant customers with a wide variety of popular titles. Achieving such a product mix requires the Company to supplement the distribution of its published products with certain third party software products, including products published by the Company's competitors. There can be no assurance that such competitors will continue to provide such products to the Company for distribution at the Company's mass merchant customers. The failure to obtain software titles developed or published by one or more of the Company's competitors, and not being able to obtain these products from other distributors could have a material adverse effect on the Company's relationships with such mass merchant customers, which in turn would have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL


     The continued success of the Company depends to a significant extent upon the continued performance and contribution of its senior management and on its ability to continue to attract, motivate and retain highly qualified employees. In particular, the Company is highly dependent on the management services of Joseph J. Cayre, the Chairman of the Board of Directors, Ronald Chaimowitz, the President and Chief Executive Officer of the Company and Charles F. Bond, President of the Company's Slash Division. The loss of the services of any of the Company's senior management could have a material adverse effect on the Company's business, operating results and financial condition. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees. In addition, while the Company has entered into employment agreements with Messrs. Chaimowitz and Bond, there can be no assurance that such employees will not leave or compete with the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could materially and adversely affect the Company's business, operating results and financial condition.


POSSIBLE VOLATILITY OF STOCK PRICE


     The market prices for the Common Stock have been, and may in the future be, volatile. Market prices for the Company's Common Stock will be influenced by a number of factors, including quarterly variations in the financial results of the Company and its competitors, acquisitions, changes in earnings estimates by analysts and conditions in the computer software industry, the overall economy and the financial markets. These and other factors may adversely affect the market price of the Common Stock.


PRODUCT RETURNS


     The Company accepts product returns or provides markdowns or other credits on varying terms in the event that the customer holds excess inventory of the Company's products. Software products as complex as those published by the Company may contain undetected errors when first introduced or when new versions are released. It is the Company's practice to accept returns of defective or damaged products at any time. At the time of product shipment, the Company establishes a return reserve which covers expected future returns and, if necessary, price protection, the Company's policies for stock balancing and returns of defective or damaged products. This estimate of the potential for future returns of products is based on historical return rates, seasonality of sales, retailer inventories of the Company's products and other factors. The Company has historically experienced, and reserved for, product returns at a rate of approximately 30% of gross sales. Product returns that exceed the Company's reserves, or loss of or delay in market acceptance of a new product as a result of software failures or otherwise, could materially and adversely affect the Company's business, operating results and financial condition. Although the Company maintains reserves which it believes to be adequate with respect to product returns and price reductions, there can be no assurance that actual returns to the Company will not exceed the reserves established.


RAPID EXPANSION

     The Company has experienced significant and rapid sales growth since it commenced operations. There can be no assurance that the Company will be able to maintain its present level of sales or continue to experience sales growth. There can be no assurance that, if the Company continues to experience sales growth, it can do so without adversely affecting its profitability.


     The Company's ability to manage its growth effectively will require it to continue to attract, train, motivate, manage and retain key employees and to improve its operational, financial and management information systems. If the Company's management becomes unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected. See "Business -- Facilities" and "-- Business Strategy".

RELIANCE ON MERCHANDISING SERVICES


     The Company relies upon REPS, a company controlled by certain of the Cayre Family Stockholders (as defined below), as the primary source of the field sales representative services provided by the Company to Wal-Mart and to other of its retail customers. The Company believes that the quality of the field sales representative services provided by REPS is an important aspect of the Company's merchandising strength. REPS has agreed to continue to perform such services, at its cost, pursuant to an agreement expiring in 1997, which agreement may be terminated only by the Company. The Company believes that the terms of this agreement are as fair to the Company as the terms obtainable from an unaffiliated third party. In the event that the Company is unable to extend such agreement on terms that are favorable to the Company, or REPS ceases to provide such services for any other reason, and the Company is not able to obtain comparable services from another source, the Company's business, operating results and financial condition could be materially and adversely affected.


MANUFACTURING RISKS


     The production of the Company's published products involves duplicating software programs onto CD-ROM disks and floppy diskettes, printing user manuals and product packaging materials, and packaging finished products. Each of the foregoing activities is performed for the Company by third parties in accordance with the Company's specifications, including, in some cases, entities controlled by the Cayre Family Stockholders. While these services are available from multiple parties and at multiple sites, there can be no assurance that an interruption in the manufacture of the Company's products will not occur and, if it does occur, that it could be remedied without undue delay and without materially and adversely affecting the Company's business, operating results or financial condition. In addition, as consumer demand for CD-ROM based software increases, the Company must compete for CD-ROM duplication services with its competitors, as well as publishers of music and video CDs. An inability to secure adequate CD-ROM stamping capacity could have a material adverse effect on the Company's business, operating results and financial condition. While the Company engages in ongoing efforts to ensure an adequate and timely supply of CD-ROMs from a number of suppliers, and to date has incurred no difficulty in securing its required supply, there can be no assurance that the future supply of CD-ROMs will be sufficient to meet the Company's requirements.


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company sells a significant portion of its published software under licenses from independent developers and, in such cases, does not acquire the copyrights for the underlying work. The Company relies primarily on a combination of patent, trademark, copyright, trade secret and other proprietary rights laws, license agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights and the rights of its co-developers. Unauthorized copying occurs within the software industry, and if a significant amount of unauthorized copying of the Company's published products or products distributed by it were to occur, the Company's business, operating results and financial condition could be materially and adversely affected. Also, as the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Any such claims or litigation, with or without merit, could be costly and cause a diversion of management's attention, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Intellectual Property and Proprietary Rights" for the description of the Company's litigation against Micro Star Software.

RISK OF CUSTOMER BUSINESS FAILURE

     Sales are typically made on credit, with terms that vary depending upon the customer and the nature of the product. The Company does not hold collateral to secure payment. Retailers and distributors compete in a volatile industry and are subject to the risk of business failure. For example, the Company currently has an uninsured receivable in the amount of approximately $1.4 million from Neostar, a retailer currently engaged in Chapter 11 bankruptcy proceedings. A motion to convert the proceedings to Chapter 7 liquidation proceedings has been made, but no decision in respect thereto has been made as of the date of this Prospectus. The Company believes its existing reserves are adequate to cover its exposure with respect to such receivable. Although the Company maintains a reserve for uncollectible receivables that it believes to be adequate, there can be no assurance that such reserve is adequate or that additional payment defaults on significant sales would not materially and adversely affect its business, operating results and financial condition.

CONCENTRATION OF SHARE OWNERSHIP


     The Common Stock entitles its holders to one vote per share on all matters submitted to a vote of the holders of the Company's Common Stock. As of November 15, 1996, Joseph J. Cayre, Kenneth Cayre, Stanley Cayre, the various trusts for the benefit of their respective children, and Jack J. Cayre (collectively, the "Cayre Family Stockholders") collectively held approximately 53.6% of the combined voting power of the outstanding shares of Common Stock. Accordingly, the Cayre Family Stockholders have the voting power required to elect all directors and to approve other matters required to be voted upon by the stockholders of the Company.


ANTI-TAKEOVER PROVISIONS


     The Company's Board of Directors has the authority to issue shares of Preferred Stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Furthermore, certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, such as the provision for a staggered Board of Directors, may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could adversely affect the market price of the Company's Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE


     As of November 15, 1996, the Company had a total of 66,307,064 shares of Common Stock outstanding. Upon the effectiveness of the registration of the Shares, approximately 50,840,000 shares of Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act. Generally, under Rule 144, a person who has held restricted shares for two years may sell such shares, subject to certain volume limitations and other restrictions, without registering them under the Securities Act. In addition and subject to certain limitations, holders of approximately 48,480,000 shares of the Company's Common Stock (including Common Stock issuable upon the exercise of warrants) have contractual rights to require the Company to register such shares for future sale and holders of approximately 2,750,000 additional shares of Common Stock (including Common Stock issuable upon the exercise of warrants) have contractual rights to include such shares in future Registration Statements filed by the Company under the Securities Act. Further, the Company has registered on a registration statement on Form S-8 (Registration No. 333-428), the shares of Common Stock subject to outstanding options or reserved for issuance under the Company's 1995 Stock Incentive Plan. As of November 15, 1996, options to purchase 5,486,349 shares of Common Stock were outstanding, of which approximately 1,040,000 option shares were exercisable as of such date. In connection with licensing and distribution arrangements and acquisitions of other companies, the Company has issued and may continue to issue Common Stock or securities convertible into Common Stock. Any such sales, or future sales of substantial amounts of Common Stock, could adversely affect prevailing market prices for the Common Stock and could adversely affect the Company's ability to raise needed capital.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     GT Interactive Software Corp. creates, publishes and merchandises interactive entertainment, edutainment and value-priced consumer software for a variety of platforms on a world-wide basis. Similar to major film studios and record companies, the Company employs a portfolio approach to achieve a broad base of products across most major consumer software categories. The Company obtains new software content by blending its internal software development capabilities with the multi-title publishing relationships it has established with a variety of independent software design groups and content providers. Recognizing that software distribution capabilities attract software publishing content, the Company has used its strong distribution foundation to build its current position as a leader in the consumer software publishing business. According to PC Data, in the first eight months of 1996 the Company had achieved the industry's highest market share in number of units sold in the PC software game category. The Company has experienced significant growth in its published front-line titles, growing from 5 titles released in 1994 to 24 titles released in 1995 to 57 titles released during the nine months ended September 30, 1996.

INDUSTRY BACKGROUND

     The world-wide consumer software market has grown dramatically in recent years, driven by the increasing installed base of multimedia PCs in the home, the introduction of new dedicated game systems from Sony, Sega, Nintendo and others, the proliferation of software titles, and the development of new and expanding distribution channels. Recent improvements in computer technology have presented an opportunity to fundamentally change the user's PC experience by introducing an interactive element to audio and visual entertainment. Multimedia PCs, generally configured with enhanced memory, high-resolution color monitors, sound boards, stereo speakers and high-capacity CD-ROM drives, provide interactive entertainment and learning environments that combine text, realistic sound, advanced graphics and animation. Rapidly declining prices of microprocessors and CD-ROM drives have made these computers more affordable.

     The world-wide consumer software industry has also recently undergone a number of profound changes with the introduction of new hardware platforms and new technologies, such as on-line networks and the Internet. The "next generation" of game systems are based on 32- and 64-bit microprocessors that incorporate dedicated graphics chipsets. The Sony PlayStation ("PlayStation") and Sega Saturn ("Saturn") hardware systems began shipping in Japan in the last quarter of 1994 and in North America in 1995. The Nintendo 64 ("N64") system began shipping in Japan in June 1996 and recently began shipping in North America. Historically, sales of console software titles have exceeded sales of PC titles in both units and dollars. In addition, the proliferation of on-line networks and the Internet has created new opportunities for the consumer software industry, including on-line game playing by users in various locations, additional promotional techniques including on-line distribution of shareware, and direct on-line marketing, sales and distribution to end users.

     Growth in the installed base of multimedia PCs and in other powerful and functional platforms has created a mass market for consumer software products. The development of a mass market for software products has been characterized by the rise in importance of mass merchant software sales as a distribution channel, increasing price pressure as well as competition for limited retail shelf space to accommodate the abundance of new titles. This abundance has resulted in the increased importance of brand name recognition in a hit driven market. Faced with the challenges of marketing and distribution, many independent software developers and content providers are pursuing relationships with publishing companies with broader distribution capabilities, including enhanced access to mass market retailers and greater merchandising, marketing and promotional support. At the same time, retailers are faced with the challenge of managing the increasing number of new titles with limited shelf space. Another result of these market pressures is the trend in the industry toward the consolidation of software companies and the diversification of products offered by such companies.

     The Company believes that success in the industry will be achieved by those companies that are able to create significant brand name recognition or hits, establish strong retail relationships and consistently offer a diversified high-quality software portfolio providing significant sell-through opportunities for retailers of all kinds.

BUSINESS STRATEGY

     The Company's objective is to become one of the world's leading consumer software companies. GTIS' initial business strategy was to establish a strong distribution capability as a foundation to build its current position as a leader in the consumer software publishing business.

     The Company believes that significant growth opportunities exist in international markets and across a variety of next generation hardware platforms, including PlayStation, Saturn and N64, for which the Company is creating software products. Key elements of its strategy are to:

     Continue to expand and diversify the publishing business. The Company's current strategy is to obtain new software content by blending its in-house software development capabilities with the multi-title publishing relationships it has established with independent software developers and content providers. To that end, the Company completed several acquisitions of leading software companies in 1995 and 1996 which have substantially increased its internal development capabilities and its publishing base. The Company acquired Humongous, a premier developer and publisher of award-winning children's software which has become the centerpiece of its edutainment business. In addition, the Company acquired WizardWorks, a developer and publisher of value-priced software, and FormGen, a publisher of interactive PC shareware and software. These 1996 acquisitions supplemented the Company's 1995 acquisition of Slash, a publisher, purchaser, repackager and distributor of value-priced software. On an ongoing basis, GTIS intends to evaluate potential acquisitions of or investments in other software publishers or developers which it believes will complement or enhance its existing business.

     With the acquisitions of Slash and WizardWorks, the Company has significantly enhanced its presence in the value-priced software market. WizardWorks' internal development capabilities have enabled the Company to create original lines of value-priced software. The Company's value-priced software marketing operations give the Company the flexibility to offer a particular product at various price points in response to market pricing pressures. This enables the Company to manage the entire life-cycle of its published product from the initial release of the product through the final closeout sale.

     The Company intends to seek additional ways to deepen and broaden its software product lines, including exploring new genres and platforms. Pursuant to this goal, the Company's strategies include attracting and retaining top developers and content providers, such as id Software, Williams, 3D Realms, Mercer Mayer, Stan and Jan Berenstain and Scavenger, as well as developing its own titles. Similar to the music industry, GTIS employs its own "A&R" (Artists & Repertoire) group whose sole responsibilities are to identify, attract and retain independent software developers.

     Develop a leading position in the 32- and 64-bit game platforms. The Company is leveraging its strength in the PC software market to build a leading position in the emerging 32- and 64-bit game software market. To that end, the Company has become an approved licensee of PlayStation and expects to become an approved licensee of Saturn and N64. In addition, the Company has entered into multi-title relationships with id Software, Williams, 3D Realms and other content providers and software developers for the publishing of titles for use on these game systems. As additional platforms that are suited to the Company's products emerge, the Company intends to publish products that it believes will have the greatest sales potential in the consumer software market.

     Broaden its international presence. The Company believes that markets outside the United States present significant growth opportunities. The Company began to broaden its international sales efforts in late 1994 by establishing relationships with software publishers and distributors in the largest international markets. In January 1995, the Company established a publishing operation in the United Kingdom with responsibility for European markets. That operation was expanded in November 1996 when the Company acquired the business of Warner Interactive Europe, a subsidiary of Warner Music Group. Recently, GTIS successfully launched Doom for PlayStation in Europe and in Japan. In addition, the Company released Quake for PCs in Europe, where it was the number one selling title upon its release.

     In September 1995, the Company entered into joint venture agreements with SOFTBANK, the leading distributor of PC software in Japan, and Roadshow Entertainment PTY LTD, a leading entertainment company in Australia, for the publishing and distribution of the Company's products in Japan and Australia, respectively. It was pursuant to the SOFTBANK arrangement that Doom was launched in Japan. The Company is aggressively seeking new opportunities to form alliances with local publishers and distributors in other foreign markets.

     Develop new brands and leverage hit titles. The Company believes that, with the proliferation of software titles and the competition for shelf space, brand name recognition of its published products, whether created internally or by third parties, is an important component of its success as a publisher. For example, the Company has licensed titles from Mercer Mayer in order to capitalize on the popularity of Mercer Mayer's multi-million selling The Little Critter book series. In addition, the popularity of Doom has resulted in the success of Doom-related products which have sold over 3.8 million copies. Further, Humongous has built significant brand name recognition in the edutainment area with its critically acclaimed software titles and identifiable characters. The Company intends to further build its characters and other properties to which the Company has exclusive rights through licensing and merchandising across various media, including books, television and films.

     Pursue the Internet and on-line network opportunities. The Internet and on-line networks are an integral element of all GTIS marketing and promotional efforts. The Company generates awareness through its Web site for its software titles prior to their market debut. The wide acceptance of the Internet into consumers' homes has created new opportunities for the consumer software industry. The Company intends to further explore these opportunities, including on-line game playing by users in various locations, additional promotional techniques including on-line distribution of shareware, and direct on-line marketing, sales and distribution to end users.

     Maintain its leadership position as a distributor and merchandiser. GTIS believes that it is the largest distributor of third party computer software to mass merchants in the United States and intends to maintain its position in this area. The Company believes that its distribution capabilities have served as a foundation upon which it has built its current position as a leader in the consumer software publishing business. The Company's proprietary state-of-the-art distribution and point-of-sale replenishment system, as well as its experienced management team, enable it to handle efficiently high sales volumes, manage and replenish inventory on a store by store basis and assemble for its customers regional and store by store data based on product sell-through. GTIS intends to continue to invest in and upgrade that system and seeks to explore innovative value-added programs to establish and strengthen retail relationships.

GTIS PUBLISHING

     The Company publishes high quality consumer software, developed internally or in collaboration with independent developers, which is available in various formats for use on multiple platforms. Like major film studios and record companies, GTIS employs a portfolio approach to achieve a broad base of products across all major consumer software categories. The Company combines its internal software development capabilities with relationships with a variety of independent software design groups, such as id Software, a leading developer of 3-D action games (Quake, Final Doom, Doom II and Hexen); Williams, the home entertainment division of leading arcade company WMS Industries (Mortal Kombat 3, NBA Hang Time and War Gods);

3D Realms, the creator of the best selling Duke Nukem 3D; Scavenger, designers of Scorcher, Amok and Into the Shadows; and Cybersites, creators of the popular Internet game, S.P.Q.R.

     During 1996, the Company has consummated a number of strategic acquisitions and investments that have significantly increased its internal development capabilities and added to its expanding publishing base. In July 1996, the Company acquired Humongous, a premier developer and publisher of original interactive children's entertainment software. Humongous' award-winning software line features popular characters such as Putt-Putt, Freddi Fish, Fatty Bear and Buzzy the Knowledge Bug. USA Today (December 26, 1995) listed Humongous as one of "Six Firms Worth Watching in '96," and Fortune magazine (July 10, 1995) named Humongous one of "25 Cool Companies." Humongous, which has become the centerpiece of the Company's edutainment business, joins the Company's existing popular children's titles, strengthening the Company's presence in the growing children's software category.

     The Company further increased its internal software development capabilities in June 1996 when it acquired WizardWorks, a developer and publisher of a wide variety of consumer software products. The WizardWorks product line includes GameWizards, a series of gaming strategy, hint and tip guides on CD-ROM that incorporate full-motion video game segments, cheat codes and detailed maps. WizardWorks also offers the !Zone line of add-on levels that complement the industry's most popular entertainment titles, including GTIS titles such as Doom, Heretic, Hexen and Duke Nukem 3D. Through the CompuWorks line, WizardWorks offers a line of home office productivity software that includes such well-known titles as CompuWorks Publisher and CompuWorks Draw. Also included in the acquisition of WizardWorks was MacSoft, a leading publisher of entertainment, edutainment and productivity software for the Macintosh. GTIS is consolidating all of its Macintosh offerings under the MacSoft brand, strengthening its position in this segment of the market.

     In June 1996, the Company also acquired FormGen, a publisher of interactive PC shareware and software. Foremost among FormGen's current titles is the best-selling Duke Nukem 3D for PCs, published under license from 3D Realms. Independent of its acquisition of FormGen, the Company has secured the rights to publish Duke Nukem 3D world-wide directly from 3D Realms for all next generation platforms.

     In November 1996, the Company invested in convertible preferred stock of Off World Entertainment, Inc. (also known as "OddWorld Inhabitants" or "OddWorld"), which is convertible into 50% of the common equity. OddWorld's principal developers have extensive experience in the ground-breaking application of computer-generated images in film, commercials and theme park rides. OddWorld is currently developing "StoryDwellings" -- a game series that combines life-like character motion with intuitive controller interfaces inside highly rendered backgrounds, bringing players into a rich, deeply developed world that is more like a film than a game.

     The Company has also pursued strategic relationships with independent developers of software products. GTIS believes it has been successful in identifying talented developers and establishing mutually beneficial relationships with those developers. The Company's early publishing success was based in large part on the Doom series of software titles. These products have sold an aggregate of over 3.8 million copies since the introduction of the series in 1994 and have been the Company's most popular titles. The Doom series, which includes Doom II, Doom-related products, Heretic and Hexen, is licensed to the Company from, and developed by, id Software. Another id Software title, Quake, is currently being published by the Company in the U.S. and Europe.

     The Company believes that its success with the Doom-related titles and its software distribution capabilities have enabled it to attract and retain additional quality independent software developers and content providers. Consequently, the Company has experienced significant growth in its published titles, growing from 5 front-line titles released in 1994 to 24 titles released in 1995 to 57 titles released during the nine months ended September 30, 1996.

     The Company has entered into several multi-title publishing contracts with Williams, pursuant to which the Company has acquired the rights to publish software products based on virtually all of Williams' coin-operated video games, for use on a number of platforms world-wide, excluding Japan and North America. The

Company has acquired similar rights to games developed by Atari Games Corporation ("Atari"), which was recently acquired by Williams.

     GTIS is also leveraging its strength in the PC software market to build a leading position in the emerging 32- and 64-bit video game software market. To that end, the Company has become an approved licensee of PlayStation and expects to become an approved licensee of Saturn and N64. In addition, the Company has entered into relationships with id Software, Williams, 3D Realms and other content providers and software developers for the publishing of next generation titles, such as Doom II, Quake, Duke Nukem 3D and Mortal Kombat 3.

Edutainment

     In July 1996, the Company acquired Humongous, a premier developer and publisher of original interactive children's entertainment software. Humongous software features popular characters such as Putt-Putt, Freddi Fish, Fatty Bear and Buzzy the Knowledge Bug. Humongous titles, such as Putt-Putt Saves The Zoo, Freddi Fish and the Case of the Missing Kelp Seeds and Fatty Bear's Birthday Surprise, have won dozens of awards in the past few years.

     Humongous has become the centerpiece of the Company's edutainment business. Current Humongous titles join GTIS' existing popular children's properties, including those from award-winning children's author Mercer Mayer (Just Me and My Dad and Just Me and My Mom), strengthening the Company's presence in the growing children's software category. Among the edutainment software products to be published by the Company are software titles based on the Berenstain Bears series, created by Stan and Jan Berenstain.

Value-Priced Software

     In addition to publishing front-line software, GTIS also creates, publishes and distributes a variety of value-priced products. The Company believes that the value-priced segment of the consumer software market affords a growth opportunity as a result of the proliferation of software titles which cannot find front-line shelf space and the demand by many PC owners for moderately priced products. The Company's value-priced marketing operations give the Company the flexibility to offer a particular product at various price points in response to market pricing pressures. This enables the Company to manage the entire life-cycle of its published product from the initial release of the product through the final closeout sale.

     In early 1995, the Company began to repackage and offer for distribution to mass merchants five- and ten-pack boxes of value-priced software titles. These generally include previously top-selling software titles whose popularity had peaked at higher retail price points or titles that never realized substantial popular recognition. The Company's acquisition in June 1995 of Slash, a leading publisher, purchaser, repackager and distributor of value-priced software, solidified the Company's presence in the value-priced market. Through its Slash Division, the Company licenses catalog titles, purchases excess inventory (primarily in the CD-ROM format) from major publishers and may repackage the titles into compilation boxes, such as five-packs and ten-packs.

     The Company further expanded its value-priced product line in June 1996, when it acquired WizardWorks, a leading developer and publisher of value-priced interactive entertainment, edutainment and productivity software. The WizardWorks value-priced product line includes the GameWizards, a series of gaming strategy, hint and tip guides; the !Zone line of add-on level software for complementing the industry's most popular entertainment titles; and the CompuWorks line of home office productivity software. The Company believes that the imminent consolidation of the Slash Division and WizardWorks into one distinct value-priced division will serve to strengthen its position in the value-priced market.

     In 1995, the Company commenced supplying value-priced software under specially designed fixture-based programs to Kmart and Wal-Mart. These programs utilize sophisticated distribution and point of sale replenishment systems similar to those already in use by the Company for front-line products.

International

     In January 1995, the Company established a publishing operation in London, England, with responsibility for European markets. The Company is currently publishing, marketing and distributing its consumer software products in over 35 countries world-wide, including Quake which was the number one selling PC title in Europe upon its release. The Company distributes its products direct to retail merchants in most of the U.K., through a sub-distribution agreement with Virgin Interactive Entertainment plc in French- and German-speaking countries and through wholesalers in most of the rest of the European market.

     The Company believes that the European market for 32- and 64-bit game systems software represents a significant growth opportunity. In late 1995, the Company successfully launched Doom for PlayStation in Europe and, in Spring 1996, in Japan. Through its strategic alliance with Williams, the Company has acquired the exclusive right to publish and distribute, in most major markets excluding North America and Japan, 32-and 64-bit software products based on virtually all of Williams' coin-operated video games, as well as games developed by Atari, which was recently acquired by Williams. These titles include NBA Hang Time, based on the popular arcade basketball game, NHL Open Ice, an arcade-style hockey brawl, Robotron X, the sequel to the arcade classic, Mortal Kombat Trilogy, based on the record-setting martial arts arcade series, and Area 51, based on the popular arcade game.

     In November 1996, the Company acquired the business of Warner Interactive Europe, a European subsidiary of Warner Music Group. The acquisition established direct GTIS operations in France and Germany, as well as Australia. As part of the transaction, the Company also acquired an internal product development team based in Manchester, England.

     The Company has also entered into joint venture agreements with SOFTBANK, the leading distributor of personal computer software in Japan, and Roadshow Entertainment PTY LTD, a leading entertainment company in Australia, under which the Company and each of the other parties publish and distribute the Company's titles in Japan and Australia, respectively. In October 1995, the Company and SOFTBANK further strengthened their relationship through the purchase from the Company and certain stockholders, by an affiliate of SOFTBANK, of an equity interest in the Company. Additionally, in June 1996, the Company purchased a 9.9% interest in, and entered into a multi-title publishing agreement with, Mirage, a U.K. developer of entertainment software. The Company is aggressively seeking new opportunities to form strategic alliances with local publishers and distributors in other foreign markets.

THE GTIS MERCHANDISING AND DISTRIBUTION APPROACH

     The Company believes that it is the only software publisher that sells directly to substantially all of the major retailers of computer software in the U.S. and that it is the largest distributor of computer software to mass merchants in the U.S. GTIS sells its own published titles to specialty retailers and distributes its own products, as well as those of other publishers, to certain mass merchants. The Company is the primary supplier of its own and third-party consumer software to approximately 2,245 Wal-Mart stores and approximately 739 Target stores and supplies value-priced software under specially designed fixture-based programs to approximately 2,149 Kmart stores. In addition, the Company sells its own published products to a variety of major retailers, including Sam's Club, Price-Costco, CompUSA, Best Buy, Egghead and Computer City, at over 20,000 locations nationwide.

     The Company believes that its merchandising and distribution capability is an important element of its success and gives it a competitive advantage. The Company's distribution approach is based on direct sales to a significant number of specialty, multi-purpose and mass merchant retailers of computer software. This approach includes shipment of software directly to individual stores or warehouse locations for each of its retail accounts, in-store merchandising programs for a variety of its retail accounts and value-added distribution programs employing a proprietary point-of-sale inventory replenishment system for certain of its mass merchant accounts.

     GTIS initially designed its merchandising and distribution program in collaboration with Wal-Mart. Under this program currently executed for certain mass merchants, the Company typically manages substantially all of a store's software inventory, by designing, supplying and restocking displays of software according to a program plan devised in concert with the customer specifically for each individual store. Drawing upon its regional and store specific data base, the Company updates each store plan on a continual basis. This store-specific program plan, together with the Company's proprietary point-of-sale replenishment system, enables the Company to ensure that the mass merchants' shelves will remain fully stocked with a tailored mix of titles designed to maximize the sales volume per square foot of shelf space.

     Utilizing its point-of-sale replenishment systems and electronic data interchange (EDI) links with its largest mass merchant accounts, the Company is able to efficiently handle high sales volumes to those customers, manage and replenish inventory on a store-by-store basis and assemble for its customers regional and store-by-store data based on product sell-through. The Company utilizes state-of-the-art technology systems for order processing, inventory management, purchasing and tracking of shipments thereby increasing the efficiency and accuracy of order processing and payments and shortening order turnaround time. These systems automatically track software orders from order processing to point-of-sale, thereby enhancing customer satisfaction through prompt delivery of the desired software titles.

     Based on the strength of its current consumer software distribution operation, GTIS has successfully attracted other publishers to utilize its mass merchant distribution services for their products. Such products are generally distributed by GTIS under the name of the publisher who is, in turn, responsible for the publishing, packaging, marketing and customer support of such products. GTIS believes that its program of distributing other publishers' products leverages the Company's distribution capabilities and adds a source of revenue that does not require additional product development expenditures. The Company's agreements with other publishers typically provide for certain retail distribution rights in designated territories for a specific period of time, after which those rights are subject to negotiated renewal.

MARKETING

     GTIS believes that marketing is critically important to the success of its products. The Company employs a wide range of sophisticated marketing techniques including (i) in-store promotions that utilize display towers and endcaps, (ii) direct mailings, (iii) advertising in computer and general consumer publications and (iv) on-line marketing to promote sales of its products. The Company monitors and measures the effectiveness of its marketing strategies throughout the product lifecycle.

     The Internet is an integral element of GTIS' marketing efforts used, in part, to generate awareness for its titles months prior to their market debut. GTIS incorporates the Internet into its marketing programs through the creation of product-dedicated mini-sites, on-line promotions and news group seedings.

     To capitalize on the innovative nature of its products, the Company has developed a public relations program that has resulted in coverage for the Company by trade journals and also by well-recognized publications such as The New York Times, Entertainment Weekly, Newsweek and USA Today. Among the marketing strategies the Company utilizes is the creation of special press events to coincide with the launch of a new product.

     GTIS' marketing programs have continued to expand along with the Company's publishing business. For example, to launch Just Me and My Mom, an interactive storybook based on the popular Mercer Mayer book, GTIS unveiled a multi-tiered marketing campaign which included cross-promotions with Family PC magazine and Scholastic Software Clubs, the showcasing of the game at an EPCOT Center exhibit and magazine subscriber invoice inserts, as well as game demos sent to approximately 750,000 educators.


     As of October 1, 1996, the Company's staff included 54 employees in domestic sales and marketing and 33 employees in international marketing and distribution. The Company expects to increase its sales and marketing staff to provide greater penetration into the retail market and increased marketing support for its products. The Company also uses independent field sales representative organizations to assist in the sales of software products and customer support.

COMPETITION

     The market for consumer software products is highly competitive and is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. A number of competitors offer products that compete with one or more of the Company's products, and some of those competitors have recently attempted to increase their focus on the distribution business. Only a small percentage of products introduced in the consumer software market achieve any degree of sustained market acceptance. Principal competitive factors in marketing consumer software include content, price, access to retail shelf space, product enhancements, the ability to operate on popular platforms, the availability of hit titles, new product introductions, marketing support and distribution systems. GTIS believes that it competes effectively in these areas, particularly in the areas of quality content, platform support, a breadth of titles, price, access to retail shelf space, marketing support and distribution systems. Moreover, in a number of geographic markets, certain of the titles offered by the Company, including various hit titles, are offered on a limited number of platforms and compete with the same titles offered by the Company's competitors on other platforms. Many of the Company's current and potential competitors, however, have comparable or greater financial, technical, marketing, sales and customer support resources, larger and more seasoned internal development teams, greater name recognition and a larger customer base, than the Company. In addition, the Company believes that large software companies, media companies and film studios are increasing their focus on the interactive entertainment and edutainment software markets and, as a result of their financial and other resources, name recognition and customer base, may become significant competitors of the Company. The market is also extremely competitive with respect to access to third party developers and content providers. This competition is based primarily on breadth of distribution, development funding, reputation and royalty rates. The Company believes that it competes favorably with respect to each of these factors. To the extent that competitors maintain or achieve greater title portfolio breadth, title rights for popular platforms or access to third party developers and content providers, or price, shelf access, marketing support, distribution or other selling advantages, the Company could be materially and adversely affected. There can be no assurance that the Company will have the resources required to respond to market or technological changes or to compete successfully in the future.

     The market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current competitors. There can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company generally sells its software published under licenses from independent developers and does not customarily acquire the copyrights. The Company relies primarily on a combination of trademark, copyright, trade secret and other proprietary rights laws, license agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights and the rights of its developers. United States copyright law, international conventions and international treaties, however, may not provide meaningful protection against unauthorized duplication or infringement of the Company's software.

     Policing unauthorized use of an easily duplicated and broadly disseminated product such as computer software is very difficult. Software piracy is expected to be a persistent problem for the software industry. These problems are particularly acute in certain international markets such as South America, the Middle East, the Pacific Rim and the Far East. If a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, operating results and financial condition could be adversely affected.

     Software developers and publishers are subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products.

     There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Any such claims or litigation, with or without merit, could be costly and a diversion of management's attention, which could have a material adverse effect on the Company's business, operating results and financial condition. Adverse determinations in such claims or litigation could have a material adverse effect on the Company's business, operating results and financial condition. The Company is presently in litigation against Micro Star Software ("Micro Star"), the publisher of a product entitled "Nuke It" comprised largely of additional levels of play for Duke Nukem 3D which are created by game users and available over the Internet ("Player Created Levels"). The Company contends that the sale of Nuke It infringes the copyright on Duke Nukem 3D (which the Company publishes under license with the owner of 3D Realms) and violates the Lanham Act's trademark, unfair competition and false advertising provisions. On September 26, 1996, the Company obtained a preliminary injunction in federal court in San Diego, California ordering the recall of all copies of Nuke It then in the stores, based on the use of Duke Nukem 3D's protected expression on Nuke It's packaging and in some copies of the Nuke It CD-ROM. The Court also held as a preliminary matter that the Player Created Levels contained in Nuke It did not themselves contain expression from the Duke Nukem 3D game in protectable form. Because the Company believes that this holding is erroneous, it is pursuing an expedited appeal to the U.S. Court of Appeals for the Ninth Circuit, seeking an injunction halting the sale of Nuke It and any subsequent Micro Star product containing additional levels of play for Duke Nukem 3D. Micro Star has appealed the Court's decision granting the injunction. The Company intends vigorously to pursue this litigation to protect its intellectual property rights.

MANUFACTURING


     The Company's CD-ROM disk and floppy diskette duplication is contracted out to a number of third-party disk duplication companies. Printing of user manuals and of packaging materials is performed to the Company's specifications by outside sources. Disks, user manuals and sales brochures are packaged for sale by outside sources, including companies owned or controlled by certain of the Cayre Family Stockholders. To date, the Company has not experienced any material difficulties or delays in the manufacture and assembly of its products, or material returns due to product defects. See "Risk Factors -- Manufacturing Risks."


EMPLOYEES

     As of October 1, 1996, GTIS had 932 employees, consisting of 105 in domestic sales and marketing, 525 in distribution, 34 in manufacturing, 33 in international marketing and distribution, 96 in publishing and product development, 28 in information services, 9 in purchasing and 102 in administration and finance. Of the 525 employees in distribution, 361 are members of Local 734, L.I.U. of N.A., AFL-CIO (the "Union"). These employees, who are located at the Company's distribution center in Edison, New Jersey, are subject to a collective bargaining agreement the Company entered into with the Union on May 12, 1995. The Company believes that its relations with its employees are good.

FACILITIES


     The Company's principal administrative, sales, marketing and development facilities are located in approximately 18,000 square feet of space at 16 East 40th Street and approximately 13,000 square feet of space at 10 East 40th Street, in New York City. The leases on the facility located at 16 East 40th Street will expire in December 2002, and the lease on the facility located at 10 East 40th Street will expire in June 1997. The Company also maintains a facility in London, England of approximately 6,000 square feet, from which it conducts its European operations, under a lease that expires in the year 2020. The buildings which house the 16 East 40th Street facility in New York City and the London facility are owned by 16 East 40th Associates and Marylebone 248 Realty LLC, respectively, affiliates of Joseph J. Cayre. The Company believes that the terms of the leases are no less favorable to the Company than those it could obtain from independent third parties.

     The Company maintains 2,400 square feet of office space in Edina, Minnesota for its Slash Division, under a lease that expires in December 1997. The Company maintains a 192,900 square-foot distribution center in Edison, New Jersey under a lease that expires in July 1999, a 34,400 square-foot distribution center in Edina, Minnesota under a lease that expires in December 1997 and another 79,900 square-foot distribution center in Edina under a lease that expires at the end of 1997. In Redwood, California, the Company maintains a 4,000 square-foot office space under a lease that expires in November 1998.

     The Company also maintains offices in the Minneapolis, Minnesota area, Scottsdale, Arizona and Woodinville, Washington for each of its WizardWorks, FormGen and Humongous subsidiaries, respectively. In the Minneapolis area, the Company currently maintains three properties: a 15,000 square-foot office, warehouse and distribution space under a lease that expires in March 2006, a 24,000 square foot warehouse space in Brainerd, Minnesota, leased on a month-to-month basis, and a 1,000 square foot office space in Golden Valley, Minnesota, leased on a month-to-month basis. In Scottsdale, the Company maintains a 25,000 square-foot office space under a lease that expires in December 1998. In Woodinville, the Company maintains a 25,000 square-foot office and warehouse space under a lease that expires in December 1997. The Slash and WizardWorks businesses, which are in the midst of consolidation, are in the process of moving into one approximately 240,000 square-foot office, warehouse and distribution space in the Minneapolis, Minnesota area under a lease that expires in September 1999.

     In addition, in connection with the Company's recent acquisition of the business of Warner Interactive Europe, the Company has assumed the leases for offices in London and Manchester, England, Hamburg, Germany and Paris, France. Such leases will expire in December 2009, March 2000, March 1998 and December 2003, respectively.


     The Company has experienced significant and rapid expansion since its formation and is seeking additional office space for the New York City operations. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.


LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings material to its financial condition or results of operations.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares.

                              SELLING STOCKHOLDERS

     The following table provides certain information with respect to the Shares held by each Selling Stockholder, which information has been furnished to the Company by the Selling Stockholders and other sources and which information the Company has not verified. Each Selling Stockholder is hereby offering all of the shares of Common Stock held by such Selling Stockholder, but ten percent of the shares held by such Selling Stockholder is held in escrow, and may not be sold, transferred, pledged or assigned by such Selling Stockholder until July 9, 1997. The Shares offered by this Prospectus may be offered from time to time in whole or in part by the persons named below or by their transferees. See "Plan of Distribution."

     Ms. Shelley M. Day and Mr. Ronald D. Gilbert are President and Creative Director, respectively, of Humongous, a wholly-owned subsidiary of the Company. The Shares were originally issued as consideration to the Selling Stockholders in connection with the acquisition by the Company of Humongous (the "Acquisition"). In connection with the Acquisition, the Company agreed to register the Shares under the Securities Act. Prior to the Acquisition, Hummer Winblad Venture Partners, L.P., Hummer Winblad Venture Partners II, L.P. and Hummer Winblad Technology Fund II, L.P., as a group, and Random House, Inc. each appointed a member to the Board of Directors of Humongous.

                                                               SHARES BENEFICIALLY
                                                                      OWNED
                                                              PRIOR TO THE OFFERING
                                                             -----------------------
                                                             NUMBER OF     PERCENT      SHARES THAT
                           NAME                                SHARES    OF CLASS(1)   MAY BE OFFERED
-----------------------------------------------------------  ----------  -----------   --------------
Shelley M. Day.............................................   1,134,294      1.7          1,134,294
Ronald D. Gilbert..........................................   1,134,294      1.7          1,134,294
Wayne Smith................................................     113,429        *            113,429
Dev Madan..................................................       9,452        *              9,452
Megan Folsom...............................................         284        *                284
Susan Klamert..............................................         827        *                827
Michelle Cooper............................................         591        *                591
Hummer Winblad Venture Partners, L.P.......................     283,573        *            283,573
Hummer Winblad Venture Partners II, L.P....................     272,230        *            272,230
Hummer Winblad Technology Fund II, L.P.....................      11,343        *             11,343
Random House, Inc..........................................     498,058        *            498,058

---------------

*   Less than 1%

(1) Based on 66,307,064 shares of the Company's Common Stock outstanding as of November 15, 1996.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Shares may be sold from time to time by or for the account of any of the Selling Stockholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Stockholders. Such persons may choose to sell all or any of the Shares in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Brokers or dealers involved in the sale may receive commissions or discounts in connection with such sale in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser).

     The Company has agreed with the Selling Stockholders to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of June 30, 1998 or the last day of the minimum holding period relating to the Shares required by Rule 144(d)(1) under the Securities Act, subject to certain exceptions.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. Certain members of, and persons associated with, such firm own an aggregate of 26,357 shares of Common Stock.


                                    EXPERTS


     The Consolidated Financial Statements and schedule of the Company for the years ended December 31, 1993, December 31, 1994 and December 31, 1995, and the nine months ended September 30, 1995 and 1996, incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The financial statements of Slash for the year ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Eide Helmeke, PLLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. The financial statements of Slash for the year ended December 31, 1993, incorporated by reference in this Prospectus, have been audited by McLaughlin & Associates, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The audited financial statements of WizardWorks incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

                                                                                     TOTAL
                                                                                   ----------
SEC registration fee (actual)..................................................    $  108,031
Accounting fees and expenses...................................................        50,000
Legal fees and expenses........................................................        50,000
Printing and engraving expenses................................................       120,000
Miscellaneous expenses.........................................................        21,969
                                                                                   ----------
  Total........................................................................    $  350,000
                                                                                   ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

     The Registrant's Amended and Restated Certificate of Incorporation provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. Pursuant to the registration rights agreement entered into with the Company, the Selling Stockholders have agreed to indemnify directors and officers of the Company against certain liabilities, including liabilities under the Securities Act.

     The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

ITEM 16.  EXHIBITS

     Exhibits 2.1 and 2.2 below are incorporated herein by reference to the exhibit with the corresponding number filed as part of the Current Report on Form 8-K filed on July 9, 1996. Exhibit 4.1 below is incorporated herein by reference to the exhibit with the corresponding number filed as part of the Registrant's Registration Statement on Form S-1 filed on October 20, 1995, and all amendments thereto (Registration No. 33-98448).

EXHIBIT NO.                                      DESCRIPTION
-----------   ----------------------------------------------------------------------------------
       2.1    Agreement and Plan of Reorganization by and among the Registrant, GT Acquisition
              Sub, Inc., WizardWorks Group, Inc. and the Stockholders of WizardWorks Group, Inc.
              dated June 24, 1996.
       2.2    Escrow Agreement by and among the Registrant, Paul D. Rinde, as the Stockholder
              Representative of WizardWorks Group, Inc., and Republic National Bank of New York,
              as Escrow Agent, dated June 24, 1996.
       4.1    Specimen form of stock certificate for Common Stock.
       5.1**  Opinion of Kramer, Levin, Naftalis & Frankel.
      23.1*   Consent of Arthur Andersen LLP.
      23.2*   Consent of Eide Helmeke PLLP.
      23.3*   Consent of McLaughlin & Associates.
      23.4*   Consent of Ernst & Young LLP.
      23.5**  Consent of Kramer, Levin, Naftalis & Frankel (contained in the opinion filed as
              Exhibit 5.1 hereto).
      24.1    Power of Attorney (contained on the signature page of this Registration
              Statement).
      27.1**  Financial Data Schedule for the years ended December 31, 1993, 1994 and 1995.

---------------
  * Filed herewith.

 ** Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock covered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration

        Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934;


     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, State of New York, on December 20, 1996.


                                          GT INTERACTIVE SOFTWARE CORP.

                                          By: /s/  RONALD CHAIMOWITZ

                                          --------------------------------------
                                          Name: Ronald Chaimowitz
                                          Title: President and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph J. Cayre, Ronald Chaimowitz and Jack J. Cayre his true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                              TITLE(S)                      DATE
-------------------------------------  ------------------------------------ ------------------
        /s/  JOSEPH J. CAYRE           Chairman of the Board                December 20, 1996
-------------------------------------
           Joseph J. Cayre
         /s/  ANDREW GREGOR            Senior Vice President, Finance and   December 20, 1996
-------------------------------------  Administration, and Chief Financial
            Andrew Gregor              Officer (Principal Financial and
                                       Accounting Officer)
       /s/  RONALD CHAIMOWITZ          President, Chief Executive Officer   December 20, 1996
-------------------------------------  and Director
          Ronald Chaimowitz
         /s/  JACK J. CAYRE            Executive Vice President, Director   December 20, 1996
-------------------------------------
            Jack J. Cayre
         /s/  KENNETH CAYRE            Director                             December 20, 1996
-------------------------------------
            Kenneth Cayre
         /s/  STANLEY CAYRE            Director                             December 20, 1996
-------------------------------------
            Stanley Cayre
       /s/  STEVEN A. DENNING          Director                             December 20, 1996
-------------------------------------
          Steven A. Denning

              SIGNATURE                              TITLE(S)                      DATE
-------------------------------------  ------------------------------------ ------------------
        /s/  WILLIAM E. FORD           Director                             December 20, 1996
-------------------------------------
           William E. Ford
         /s/  JORDAN A. LEVY           Director                             December 20, 1996
-------------------------------------
           Jordan A. Levy
        /s/  ALVIN N. TELLER           Director                             December 20, 1996
-------------------------------------
           Alvin N. Teller

                                 EXHIBIT INDEX

     Exhibits 2.1 and 2.2 below are incorporated herein by reference to the exhibit with the corresponding number filed as part of the Current Report on Form 8-K filed on July 9, 1996. Exhibit 4.1 below is incorporated herein by reference to the exhibit with the corresponding number filed as part of the Registrant's Registration Statement on Form S-1 filed on October 20, 1995, and all amendments thereto (Registration No. 33-98448).

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                    PAGE
-----------   -----------------------------------------------------------------------  ------------
       2.1    Agreement and Plan of Reorganization by and among the Registrant, GT
              Acquisition Sub, Inc., WizardWorks Group, Inc. and the Stockholders of
              WizardWorks Group, Inc. dated June 24, 1996.
       2.2    Escrow Agreement by and among the Registrant, Paul D. Rinde, as the
              Stockholder Representative of WizardWorks Group, Inc., and Republic
              National Bank of New York, as Escrow Agent, dated June 24, 1996.
       4.1    Specimen form of stock certificate for Common Stock.
       5.1**  Opinion of Kramer, Levin, Naftalis & Frankel.
      23.1*   Consent of Arthur Andersen LLP.
      23.2*   Consent of Eide Helmeke PLLP.
      23.3*   Consent of McLaughlin & Associates.
      23.4*   Consent of Ernst & Young LLP.
      23.5**  Consent of Kramer, Levin, Naftalis & Frankel (contained in the opinion filed as Exhibit 5.1 hereto).
      24.1    Power of Attorney (contained on the signature page of this Registration
              Statement).
      27.1**  Financial Data Schedule for the years ended December 31, 1993, 1994 and
              1995.

---------------

 * Filed herewith.

** Previously filed.